                                                                 Exhibit (a)(26)
Media contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact :  Louis Gottsponer
                    (501) 290-4826

           Tyson Foods' Acquisition of IBP Clears Waiting Period Under
                  Hart-Scott-Rodino Antitrust Improvements Act

Springdale, AR (January 29, 2001) Tyson Foods, Inc. (NYSE: TSN) today announced that the waiting period for federal regulatory review of its planned acquisition of IBP, inc. (NYSE: IBP) has expired without any further actions being taken by the Department of Justice. The company had previously responded to two requests for additional information concerning the transaction.

In recognizing this milestone, John Tyson, Chairman, President and Chief Executive Officer, said "We have always been confident that the combination of Tyson's poultry business with the beef and pork processing operations of IBP would not hamper the competitive nature of our markets or restrict sales opportunities for farmers and ranchers. The strategic intent of the acquisition is and always has been, to stimulate greater worldwide consumer demand for beef and pork by developing convenient new products and sound branding principles."

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

About IBP, inc.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP International Sales Company.

Forward Looking Statements.
---------------------------

Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
---------------------

LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED

TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, FEBRUARY 7, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION
              --------------------
ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999,
ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290- 4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.